Paid Up Death Benefit              In this endorsement "we", "our" and "us" mean
Guarantee Endorsement              The Equitable Life Assurance Society of the
                                   United States. "You" and "your" mean the owner of the Policy at the time an owner's right is exercised.

This endorsement is made part of this policy as of its date of issue, and modifies it as shown below.

1. The following provision is added to this policy:

Paid Up Death Benefit Guarantee. You may elect the Paid Up Death Benefit Guarantee at any time after the fourth policy year while this policy is in force, subject to our approval and the following conditions:

a) The death benefit option in effect is Option A; and

b) The election of the Paid Up Death Benefit Guarantee would not cause this policy to lose its qualification as life insurance under the Internal Revenue Code or require a distribution from the policy to avoid such disqualification; and

c) the insured person's attained age is not more than 99 (if this is a joint survivorship policy, the younger insured person's attained age is not more than
99).

The effective date of the Paid Up Death Benefit Guarantee will be the beginning of the policy month that coincides with or next follows the date we approve your request. All additional benefit riders will automatically terminate on the effective date of the Paid Up Death Benefit Guarantee.

The new face amount of the policy after the Paid Up Death Benefit Guarantee becomes effective will equal the lesser of 1) the base policy face amount before the election, or 2) the policy account value on the effective date of the Paid Up Death Benefit Guarantee divided by the factor appropriate to the attained age of the insured person on that date (if this is a joint survivorship policy, the factor is that appropriate to the policy year on that date), as shown in the Policy Information section. We will decline your election if the new face amount would be less than $50,000 (if this is a joint survivorship policy, if the new face amount would be less than $200,000. If the new face amount is less than the face amount of the base policy prior to the election, we will deduct a proportionate amount of any applicable surrender charge from your policy account.

While the Paid Up Death Benefit Guarantee is in effect, the policy is guaranteed to remain in force and the death benefit will never be less than the base policy face amount on the date of death (if this is a joint survivorship policy, the base policy face amount on the date of death of the second of the insured person's to die). The Paid Up Death Benefit Guarantee will terminate if (1) you request this termination in writing or (2) any outstanding policy loan and accrued loan interest exceeds the policy account value.

The net cash surrender value after the Paid Up Death Benefit Guarantee becomes effective will equal the policy account value minus any applicable surrender charge and any outstanding policy loan and accrued loan interest. The death benefit of the policy will be determined in accordance with Option A as described in the Death Benefit provision. We will continue to make monthly deductions from your policy account; interest and investment performance will continue to be credited to or charged against your policy account. You may continue to pay premiums, subject to our normal rules.

After the Paid Up Death Benefit Guarantee becomes effective, we reserve the Right to decline your request for a partial withdrawal of net cash surrender value, if it would cause this policy to lose its qualification as life insurance under applicable tax law, or require an additional distribution from the policy to avoid such disqualification. Partial withdrawals of net cash surrender value, when permitted, will reduce the face amount by the proportion that the

S.02-60                                                                   E4292
withdrawal amount bears to the amount in your policy account immediately prior to the withdrawal. Furthermore, we reserve the right to decline to make any other requested policy change, if the result would be a face amount that is greater than the policy account divided by the factor appropriate to the then attained age of the insured person (if this is a joint survivorship policy, the factor appropriate to the current policy year).

2. The third paragraph of the "The Premiums You Pay" section is deleted and replaced by the following:

If you stop paying premiums and the Paid Up Death Benefit Guarantee is not in effect, insurance coverage will continue for as long as the Net Policy Account Value is sufficient to cover the monthly deductions described in the "Monthly Deductions" provision, with a further extension of coverage as described in the "Grace Period" provision.

3. The following sentence is added to the first paragraph of the "Grace Period" provision:

If the Net Policy Account Value at the beginning of any policy month is not sufficient to cover the total monthly deductions, but the Paid Up Death Benefit Guarantee is in effect, the policy is not in default and we will waive monthly deductions in excess of the Policy Account Value.

4. The second paragraph of the "Grace Period" provision is deleted and replaced by the following:

If the Net Policy Account Value at the beginning of any policy month is not sufficient to cover the total monthly deductions and the Paid Up Death Benefit Guarantee is not in effect, but the no lapse guarantee period or extended no lapse guarantee period is in effect, we will perform the following calculations to determine whether the policy is in default:

5. The third paragraph of the "Grace Period" provision is deleted and replaced by the following:

If all guarantee periods have terminated (see "No Lapse Guarantee" and "Extended No Lapse Guarantee" provisions), the calculations described in Steps 1. - 4. above will not be performed. In that case, if the Net Policy Account Value at the beginning of any policy month is less than the monthly deductions for that month and the Paid Up Death Benefit Guarantee is not in effect, the policy is in default as of the first day of such policy month.


            The Equitable Life Assurance Society of the United States


/s/ Christopher M. Condron               /s/ Pauline Sherman
-----------------------------------      ---------------------------------------
Christopher M. Condron                   Pauline Sherman, Senior Vice President,
Chairman and Chief Executive Officer     Secretary and Associate General Counsel



S.02-60